COCA-COLA AMATIL

GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: (02) 9259 6666
Facsimile: (02) 9259 6233

File Number: 82.2994

02028355

SUPPL

26 March 2002

SEC MAIL RECEIVED PROCESSING
APR 1 1 2002
WASH, D.C. 164 SECTION

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an Announcement released today.

Yours faithfully

D.A. WYLIE
COMPANY SECRETARY

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

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COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

COCA-COLA AMATIL

GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: (02) 9259 6666
Facsimile: (02) 9259 6644

Writer's Direct Line

26 March 2002

Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

NOTICE OF AGM / ANNUAL REPORT

In accordance with ASX Listing Rule 15.4, 2 copies of the following documents which will be mailed to shareholders today are attached:

- Annual Report
- Notice of Annual General Meeting
- Proxy Form

Yours faithfully

D.A. WYLIE
COMPANY SECRETARY

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA